11/29

04046498

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Global Direct Inc.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

DEC 08 2004

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 5084 FISCAL YEAR 5-31-04

• *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dlw

DATE: 12/7/04

82-5084

Globel Direct, Inc.

Consolidated Financial Statements

May 31, 2004

RECEIVED
2004 NOV 29 P 12:09
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Grant Thornton

ARLS
5-31-04

Contents

Grant Thornton LLP
Chartered Accountants
Management Consultants

Auditors' Report

To the Shareholders of
Globel Direct, Inc.

We have audited the consolidated balance sheets of **Globel Direct, Inc.** at May 31, 2004 and 2003 and the consolidated statements of earnings (loss) and deficit and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

Grant Thornton LLP

Calgary, Alberta
September 1, 2004

Chartered Accountants

Suite 1000
112 – 4th Avenue SW
Calgary, Alberta
T2P 0H3
T (403) 260-2500
F (403) 260-2571
E Calgary@GrantThornton.ca
W www.GrantThornton.ca

Globel Direct, Inc.
Consolidated Balance Sheets

May 31	2004	2003
Assets		
Current		
Cash and cash equivalents	**$ 115,445**	$ 163,211
Accounts receivable	**1,696,978**	3,873,211
Inventory	**118,400**	246,733
Deposits and prepaid expenses	**469,107**	414,705
Income taxes recoverable	**-**	35,274
	2,399,930	4,733,134
Capital assets (Note 5)	**1,429,136**	3,413,745
Investments at cost	**24,282**	24,471
	$ 3,853,348	$ 8,171,350
Liabilities		
Current		
Operating line of credit (Note 6)	**$ 1,155,413**	$ 1,125,966
Payables and accruals	**1,842,335**	4,036,574
Postage advances	**378,643**	1,046,504
Due to shareholder	**45,000**	45,000
	3,421,391	6,254,044
Current portion of long-term debt (Note 8)	**73,120**	1,144,285
Current portion of convertible debentures (Note 9)	**180,000**	4,600,000
	3,674,511	11,998,329
Convertible debentures (Note 9)	**2,572,255**	-
Due to affiliates	**462,828**	75,000
Long-term debt (Note 8)	**987,040**	1,715,892
	7,696,634	13,789,221
Shareholders' Deficiency		
Share capital (Note 11)	**5,732,115**	5,733,347
Contributed surplus (Note 12b)	**62,914**	62,914
Deficit	**(9,638,315)**	(11,414,132)
	(3,843,286)	(5,617,871)
	$ 3,853,348	$ 8,171,350

Nature and continuance of operations (Note 1) and Commitments (Note 14)
On behalf of the Board

(Signed) "R. David Webster" Director   **(Signed) "Daryl H. Gilbert"** Director

See accompanying notes to the consolidated financial statements.

Globel Direct, Inc.
Consolidated Statements of Earnings (Loss) and Deficit

Year Ended May 31	**2004**	2003
Revenue	**$ 12,858,496**	$ 19,059,154
Expenses		
Production	**7,943,530**	12,208,275
Administration	**3,887,153**	5,560,069
Selling and marketing	**1,001,106**	1,508,788
	12,831,789	19,277,132
Earnings (loss) from operations	**26,707**	(217,978)
Interest expense - current	**679,660**	735,534
- long-term	**279,231**	2,018,023
Amortization	**716,766**	1,016,760
Restructuring costs	**29,930**	1,076,929
Forgiveness of debt (Note 7)	**(2,914,311)**	-
Gain on disposal of capital assets (Note 4)	**(540,386)**	-
Net earnings (loss)	**$ 1,775,817**	$ (5,065,224)

Deficit, beginning of year	**$ (11,414,132)**	$ (6,348,908)
Net earnings (loss)	**1,775,817**	(5,065,224)
Deficit, end of year	**$ (9,638,315)**	$(11,414,132)

Basic earnings (loss) per common share (Note 11d)	**$ 0.05**	$ (0.27)

See accompanying notes to the consolidated financial statements.

Globel Direct, Inc.
Consolidated Statements of Cash Flows

Year Ended May 31	2004	2003
Increase (decrease) in cash and cash equivalents		
Operating		
Net earnings (loss)	**$ 1,775,817**	$ (5,065,224)
Amortization	**716,766**	1,016,760
Gain on disposal of capital assets	**(540,386)**	(16,324)
Other	**189**	48,082
Forgiveness of debt	**(2,914,311)**	65,043
	(961,925)	(3,951,663)
Changes in non-cash operating working capital (Note 13)	**13,776**	1,222,233
	(948,149)	(2,729,430)
Financing		
Proceeds from operating line of credit, net	**29,447**	1,125,966
Repayment of convertible debenture	**(247,745)**	-
Repayment of bank indebtedness, net	**-**	(1,913,980)
Proceeds from long-term debt	**-**	5,148,137
Repayment of long-term debt	**(1,076,144)**	(2,235,856)
Proceeds from (repayments to) shareholder and affiliates	**387,828**	(5,000)
Repayments of obligations under capital lease	**-**	(7,007)
Issue of common shares, net of issue costs	**(1,232)**	601,861
	(907,846)	2,714,121
Investing		
Proceeds on sale of capital assets, net of transaction costs	**1,887,758**	23,740
Purchase of capital assets	**(79,529)**	(246,157)
	1,808,229	(222,417)
Net decrease in cash and cash equivalents	**(47,766)**	(237,726)
Cash and cash equivalents,		
Beginning of year	**163,211**	400,937
End of year	**$ 115,445**	$ 163,211

See accompanying notes to the consolidated financial statements.

1. Nature and continuance of operations

The Company is in the business of providing marketing, telecommunication and printing services.

At May 31, 2004, the Company has a working capital deficiency of $1,274,581 (2003 - $7,265,195) and a deficit of $9,638,315 (2003 - $11,414,132).

The Company's ability to continue as a going concern is dependent upon attaining and sustaining profitable operations and obtaining additional financing or restructuring its debt in order to fund its working capital deficiency and on-going operations. The Company's ability to attain profitable operations and positive cash flow in the future is dependent upon various factors including its ability to acquire new customer contracts, the success of management's continued cost reductions and general economic conditions.

There can be no assurance that the Company's efforts to restructure its debt and raise additional capital will be successful or that profitable operations and cash flows can be attained to meet the Company's working capital requirements. If the Company is unable to satisfy its working capital requirements from these sources, the Company's ability to continue as a going concern and to achieve its intended business objectives could be adversely affected.

During the year, the Company has disposed of certain assets (Note 4) and used the proceeds to repay certain debts (Note 8), has restructured debt and received forgiveness from creditors and suppliers (Note 7), and has achieved earnings from operations. Management believes these steps and continued operational improvements will allow the Company to operate as a going concern.

These financial statements have been prepared on the basis that the Company will continue to meet its obligations in the ordinary course of business and do not reflect adjustments, such as revaluation to liquidation values and reclassification of balance sheet items that would otherwise be necessary if the going concern assumption was not valid.

2. Summary of significant accounting policies

Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles within the framework of the accounting policies summarized below:

2. Summary of significant accounting policies (Continued)

In preparing the Company's consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Significant areas requiring the use of management estimates include the useful lives of capital assets, the amount of investment tax credits to be received, the evaluation of impairment of long-term assets, the value of assets acquired and liabilities assumed in business combinations, and the provision for income taxes. Actual results could differ from those estimates.

a) Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Security Mailing Inc. ("SMI"), Innovative Communications Ltd. ("ICL"), Jones Direct Marketing Services Ltd. ("JDMSL") and Globel E-Seminar Inc. ("GES"). All intercompany balances and transactions are eliminated upon consolidation.

b) Inventory

Inventory is valued at the lower of cost, determined on a first-in, first-out basis, and net realizable value.

c) Capital assets

Capital assets are recorded at cost. Amortization is provided for using the following annual rates and methods:

Computer hardware	30%, declining balance
Computer software	50%, declining balance
Equipment	20%, declining balance
Office equipment	20%, declining balance
Vehicles	30%, declining balance
Leasehold improvements	5-6 years, straight-line

d) Revenue recognition

The Company records revenue from service contracts as services are provided. Included in inventory is $54,321 (2003 - $88,989) of work in progress at year end.

2. **Summary of significant accounting policies** (Continued)

e) Income taxes

Income taxes are accounted for using the asset and liability method of accounting for income taxes. Temporary differences arising from the differences between the tax basis of assets and liabilities and their respective carrying amounts on the balance sheet are used to calculate future income tax assets or liabilities. Future tax assets and liabilities are calculated using enacted or substantively enacted tax rates anticipated to apply when the asset is realized or the liability settled.

f) Investments

The Company uses the cost method to account for its investments, whereby the investment is recorded at its original cost and earnings from the investment are recognized only to the extent received or receivable.

Where there has been a permanent decline in value, the investment is stated at net realizable value.

g) Per share amounts

Basic per share amounts are computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted per share amounts are calculated using the treasury stock method giving effect to the potential dilution that would occur if stock options or other dilutive instruments were exercised or converted to common shares. The treasury stock method assumes that any proceeds upon the exercise or conversion of dilutive instruments, for which market prices exceeds exercise price, would be used to purchase common shares at the average market price of the common shares during the period.

h) Measurement uncertainty

The valuation of capital assets is based upon management's best estimate of the future recoverability of these assets. The amounts recorded for amortization of capital assets are based upon management's best estimate of the remaining useful life and period of future benefit of the related assets. The amount recorded for work in progress inventory is based upon management's best estimate of the percentage of completion of jobs in progress at year end.

The amounts disclosed relating to the fair value of stock options and warrants issued and the resulting income effect (Note 12b) are based on estimates of the future volatility of the Company's share price, expected lives of the options, expected dividends and other relevant assumptions.

2. Summary of significant accounting policies (Continued)

h) Measurement uncertainty (Continued)

By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements from changes in such estimates could be significant.

i) Financial instruments

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, operating line of credit, payables and accruals, convertible debentures, due to affiliate, and long-term debt. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

j) Cash and cash equivalents

Cash and cash equivalents are comprised of cash on hand, balances with banks and short-term deposits with a duration of three months or less. Bank borrowings are considered to be financing activities.

3. Change in accounting policy

In the current fiscal year, the Company adopted the new Canadian accounting standard as outlined in CICA Handbook section 3870 "Stock-based Compensation and Other Stock-based Payments". The new standard requires the use of the fair value method of accounting for the stock options granted to employees and directors. As allowed by section 3870, this policy has been adopted prospectively and prior years have not been restated. The Company records a stock-based compensation expense in the consolidated statement of earnings for all options granted on or after June 1, 2003, with a corresponding increase to contributed surplus. Compensation expense for options granted during 2003 is based on the estimated fair values at the time of the grant and the expense is recognized over the vesting period of the option. The adoption of this policy had no effect on the consolidated financial statements.

4. Disposition of capital assets

Pursuant to an Asset Purchase Agreement, dated January 12, 2004, Globel Direct, Inc. completed a sale of certain assets of Jones Direct Marketing Services Ltd. ("JDMSL") to an arm's length party, including certain customer accounts and relationships, inventory, net of related accounts payable, certain capital assets and employee contracts for cash consideration of $2,000,000, an exchange of payables and receivable between Globel Direct, Inc. and the purchaser, and a proportionate share from an earn-out arrangement over the next five years, dependent upon certain criteria.

The Company also sold various other assets, primarily of JDMSL as part of the restructuring efforts to generate profitable operations. The gain on sale from the disposal of capital assets has been determined as follows:

Proceeds from asset purchase agreement	$ 2,000,000
Proceeds from other capital assets of JDMSL	134,800
Proceeds of other capital asset sales	4,112
Net book value of assets disposed	(1,325,276)
Severance costs for employees of JDMSL	(126,202)
Transaction costs and other	(147,048)
Gain on disposal of capital assets	$ 540,386

The transaction costs and other includes costs related to office lease termination, and certain bad debts associated with the transaction. The transaction has been completed as at May 31, 2004 and all future amounts related to severance, or other residual costs have been accrued.

5. Capital assets

			2004
	Cost	Accumulated Amortization	**Net Book Value**
Computer hardware	$ 914,225	$ 686,728	**$ 227,497**
Computer software	1,009,896	918,574	**91,322**
Equipment	3,158,082	2,349,283	**808,799**
Office equipment	528,233	372,917	**155,316**
Vehicles	51,503	51,503	**-**
Leasehold improvements	1,093,289	947,087	**146,202**
	$ 6,755,228	$ 5,326,092	**$ 1,429,136**

5. Capital assets (Continued)

			2003
	Cost	Accumulated Amortization	Net Book Value
Computer hardware	$ 921,155	$ 601,900	$ 319,255
Computer software	975,447	844,477	130,970
Equipment	8,882,905	6,368,860	2,514,045
Office equipment	546,627	336,509	210,118
Vehicles	51,503	51,503	-
Leasehold improvements	1,093,290	853,933	239,357
	$ 12,470,927	$ 9,057,182	$ 3,413,745

6. Operating line of credit

Effective July 27, 2002, the Company entered into an agreement for a revolving line of credit to fund its operations from Express Commercial Services (ECS), in exchange for a first charge against the Company's accounts receivables, a general security agreement and postponement of all shareholder loans. Under the facility, the Company could borrow a maximum of $5,000,000, based on good quality, fully earned and undisputed accounts receivable acceptable to ECS. The Company received in advance up to 75% of accounts receivable purchased by ECS, with the remainder received as collected by ECS, net of interest and service charges. This lending facility had a discount rate of $0.93 per day per $1,000 of factored receivables and carried an equivalent interest rate of 34% per annum on outstanding accounts receivable.

Effective May 3, 2004, the Company entered into a new agreement with ECS for an operating line of credit which replaces the above facility. Under this new facility, the Company can borrow a maximum of $3,000,000, of which eligibility is determined at the latest balance sheet effective date, borrowing up to 85% of good quality, fully earned, undisputed accounts receivable. This lending facility bears an interest rate of 0.067% per day, calculated on daily outstanding balances. There is a daily minimum balance of $900,000 averaged over a quarterly period. Security as per the July 27, 2002 agreement remains intact. As at May 31, 2004, the Company had $1,155,413 drawn against this facility.

7. Forgiveness of debt

During the year, the Company restructured certain debts as follows:

Trade payables from a major supplier	$	928,237
Convertible debenture bonus interest (Note 9)		1,600,000
Other trade payables		386,074
	$	2,914,311

The amount due from a major supplier was restructured January 1, 2004, which included a forgiveness of existing trade payables and also a reduction of the future commitments related to the same contract. If the Company does not make the specified monthly payments of $25,000, and either make the final balloon payment of $2,700,000 on January 1, 2006, or re-finance the final payment, then the total amount of the forgiveness would be repayable. The Company is also receiving additional forgiveness of $25,000 per month, as described in Note 8, which would also become repayable upon any condition of default. The total liability that would be repayable under the restructuring agreement if the Company were in a condition of default would be $1,600,000. The Company is also subject to an additional repayment, in addition to the monthly payment of 10% of the Company's quarterly net income before income taxes, exclusive on any non-operating gains.

8. Long-term debt

		2004		2003
Five year term loan, repayable in monthly payments of $19,800 plus interest at the lenders floating base rate plus 3.25% per annum, plus an administration fee of $3,800 per month for the term of the loan, maturing in August, 2004. This debt was repaid with the proceeds from the asset dispositions (Note 4).	**$**	**-**	$	290,000
Term loan, repayable in blended monthly payments of $15,000 including interest at 2% per month for the term of the loan, maturing in November 2003 with the balance remaining payable at that time. This debt was repaid with the proceeds from the asset dispositions (Note 4).		**-**		438,184
Term loan, repayable in monthly principal installments of $510 plus interest at the lenders floating rate plus 3% per annum, maturing in September 2005		**8,160**		14,280

8. **Long-term debt** (Continued)	**2004**	2003
Note payable, unsecured, relating to a court settlement repayable in monthly instalments of $5,000 commencing June 1, 2003 through to June 1, 2007 with a payment of $40,000 made on October1, 2003.	**185,000**	280,000
Refinancing of aged accounts payable, secured by leased equipment, and maturing in October 2007. Remaining balance will be forgiven at $25,000 per month, resulting in a $Nil balance by December, 2005, provided that the Company fulfills certain requirements. No cash payments are required to retire this remaining obligation (Note 7).	**475,000**	1,367,713
Long-term payable, unsecured, relating to the sale of leased equipment repayable in monthly instalments of $5,000 and maturing in October 2004. This equipment was sold in January 2004 and remaining debt was retired with proceeds from this sale.	-	85,000
Long-term payable relating to a settlement, repayable in monthly instalments of $11,000 beginning January 2007 and maturing in December 2009, and is secured by the equipment.	**385,000**	385,000
Capital lease for equipment beginning December 2003 for twelve months. Payments of $3,500 are due quarterly and the capital lease is secured by equipment on the capital lease.	**7,000**	-
	1,060,160	2,860,177
Less portion due within one year	**(73,120)**	(1,144,285)
	$ 987,040	$ 1,715,892

Future principal repayments are due as follows:

2005	$ 73,120
2006	62,040
2007	115,000
2008	137,000
2009	132,000
2010	66,000

9. Convertible debentures

a) On July 31, 2000, the Company received $3,000,000 in financing by issuing a convertible debenture in order to fund the acquisition of JDMSL. The terms of the $3,000,000 convertible debenture issued by the Company include an interest rate of 8% per annum and further provided for the payment of bonus interest of $1,600,000 at maturity in the event that the issue is not converted into common shares. The convertible debenture matured three years from issue and was convertible at the option of the holder into common shares of the Company at an exercise price of $2.00 per common share for the first two years of the term and $2.50 per common share in the final year. Additionally, as part of the financing, the Company issued 300,000 warrants convertible into common shares of the Company at an exercise price of $2.25 per warrant. Pursuant to the convertible debenture, the Company had the right to settle the debenture with share consideration after eighteen months from the closing date if an average of 20,000 common shares per day had traded, for twenty consecutive days, on a recognized stock exchange at an average price of $3.50, increasing to $4.00 twenty-four months after the date of closing.

The convertible debenture is secured by all assets of the Company and was subordinate to the security provided under the operating loan (see Note 6).

As at May 31, 2003, it was unlikely the Company would be able to exercise its right to settle the convertible debenture with shares. Since the Company was not likely to be able to force conversion of the debenture the bonus interest of $1,600,000 would be payable at maturity, and therefore, was recorded as a liability at May 31, 2003.

On July 31, 2003, the Company did not repay the principal of $3,000,000 and the bonus interest of $1,600,000.

In January of 2004, the Company reached a restructuring agreement with the holder of the debenture. This restructuring included the forgiveness of the $1,600,000 bonus interest which had been previously expensed in 2003. A principal payment was made in the amount of $207,745 from proceeds of an asset disposition (Note 4). The term of the remaining balance of the debenture of $2,752,255 was extended to June 15, 2005, with $20,000 monthly principal repayments in each of April 2004, May 2004, and September 2004 to May 2005, with the remaining balance due June 2005. All other terms and conditions of the debenture remain unchanged.

Management is currently renegotiating the terms of the conversion feature on the debenture.

9. Convertible debentures (Continued)

b) On February 8, 2002 the Company received $900,000 in financing by issuing a convertible debenture. The debenture matures May 9, 2005, bears interest at 8% per annum payable semi-annually, and was convertible at the option of the holder into common shares of the Company at an exercise price of $0.30 from February 8, 2003 to February 8, 2004, $0.40 to February 8, 2005 and $0.50 to May 9, 2005. The Company had the right to settle the debenture with share consideration after February 8, 2003 if an average of 50,000 common shares had traded per day for twenty consecutive trading days on the TSX Venture Exchange at a price greater than $0.50, increasing to $0.60 after February 8, 2004 prior to May 9, 2005.

On April 8, 2003 the Company reached a conversion agreement with all debenture holders to convert all debentures at $0.12 per common share which resulted in the issuance of 7,500,006 common shares.

Included in the conversion was $175,000 in principal and $13,129 in interest payable to a director, and companies controlled by an officer, and a director.

10. Income taxes

The significant components of future income tax assets and liabilities at May 31 are as follows:

	2004	2003
Future income tax assets:		
Capital assets	**$ 445,142**	$ -
Cumulative eligible capital	**187,109**	$ 243,781
Financing costs	**43,685**	-
Income tax losses	**1,156,000**	2,090,000
	1,831,936	2,333,781
Future income tax liabilities:		
Capital assets	**-**	(427,094)
Net future tax asset	**1,831,936**	1,906,687
Valuation allowance	**(1,831,936)**	(1,906,687)
	$ -	$ -

10. Income taxes (Continued)

The provision for income taxes differs from that calculated using the Canadian statutory rate due to the following:

	2004	2003
Canadian statutory rate	**34%**	38%
Income taxes (recovery) based on statutory rates	$ **601,469**	$ (1,924,785)
Non-deductible expenditures	**4,105**	42,660
Other	**-**	180,630
Valuation allowance	**(605,574)**	1,701,495
	$ **-**	$ -

As at May 31, 2004 the Company has non-capital losses aggregating to approximately $3.4 million, the related benefit of these losses has not been recognized in the financial statements. During the year, approximately $2.7 million in debt forgiveness amounts were applied against the capital losses. Unless sufficient taxable income is earned these losses expire as follows:

2007	$ 14,000
2008	2,000
2009	1,530,000
2010	1,800,000
2011	70,000

11. Share capital

a) Authorized:

Unlimited number of Common shares
Unlimited number of First preferred non-cumulative shares
Unlimited number of Second preferred non-cumulative shares
Unlimited number of Series A convertible non-cumulative non-voting first preferred shares
Unlimited number of Series A non-cumulative non-voting second preferred shares

11. Share capital (Continued)

b) Issued

	2004		2003	
	Number	**Stated Value**	Number	Stated Value
Common shares:				
Balance, beginning of year	**34,134,218**	**$ 5,932,813**	16,945,766	$ 3,867,771
Issued for debenture interest payment	**-**	**-**	521,786	65,043
Issued to retire convertible debentures	**-**	**-**	7,500,006	900,000
Issued on conversion of shareholder loans	**-**	**-**	3,999,999	480,000
Issued for cash	**-**	**-**	5,166,661	619,999
Balance, end of year	**34,134,218**	**$ 5,932,813**	34,134,218	$ 5,932,813
Series A Second Preferred shares:				
Balance, beginning and end of year	**249,914**	**$ 132,810**	249,914	$ 132,810
Less: share issuance costs (net of tax benefit of $228,828; 2002 - $228,828)		**$ 333,508**		$ 332,276
Share capital, end of year		**$ 5,732,115**		$ 5,733,347

11. Share capital (Continued)

c) Warrants

	Number		Exercise Price	Expiry
Warrants	250,000	$	0.15	August 9, 2005
Warrants	325,000	$	0.15	March 25, 2005
Warrants	150,000	$	0.25	January 24, 2006
	725,000			

The Company granted no warrants (2003 - $725,000) to purchase common shares during the year. On March 13, 2004, 250,000 warrants exercisable at $0.20 expired unexercised.

d) Per share amounts are calculated based on the weighted average number of common shares outstanding during the year of 34,134,218 (2003 - 18,972,047). Diluted per share amounts have not been presented as they are anti-dilutive.

12. Stock-based compensation

a) Stock-based compensation plan

Under the employee stock option plan, the Company may grant options to its officers, directors, employees and consultants up to 10% of the issued common shares. Options granted under the plan have a maximum term of 5 years, with vesting terms and conditions determined by the board of directors when granted. The exercise price of each option shall be no less than the market price of the Company's shares at the grant date of the options.

12. Stock-based compensation (Continued)

A summary of the status of the Company's employee stock option plan as of May 31, 2004 and 2003 and changes during the years then ended is as follows:

	2003			2002		
	Number of Options		**Weighted Average Exercise Price**	Number of Options		Weighted Average Exercise Price
Outstanding, beginning of year	**1,106,098**	**$**	**0.96**	1,285,098	$	1.03
Cancelled	**(529,098)**		**0.84**	(179,000)		1.37
Outstanding, end of year	**577,000**	**$**	**1.21**	1,106,098	$	0.96
Options exercisable, end of year	**577,000**	**$**	**1.21**	1,106,098	$	0.96

For various price ranges, weighted average characteristics of outstanding employee stock options at May 31, 2004, which expire between June 1, 2004 and March 15, 2006, are as follows:

Exercise Prices	Number Outstanding May 31, 2004	Weighted Average Remaining Contractual Life (years)	Number Exercisable May 31, 2004
0.30	200,000	0.9	200,000
1.25	49,000	1.7	49,000
1.70	328,000	0.8	328,000
	577,000		577,000

12. Stock-based compensation (Continued)

b) Stock-based compensation expense

CICA Handbook Section 3870 "Stock-based Compensation", establishes financial accounting and reporting standards for stock-based employee compensation plans as well as transactions in which an entity issues its equity instruments to acquire goods or services from non-employees. During the year the Company granted no options.

The weighted average fair market value of warrants granted for the year ended May 31, 2003 was $0.09 per warrant. The fair value of each option granted was estimated on the date of grant using the Modified Black-Scholes option-pricing model with the following assumptions:

Risk-free interest rate	3.4% to 3.8%
Estimated hold period prior to exercise (years)	2 to 3 years
Volatility in the price of the Company's shares	104% to 147%

13. Supplemental cash flow information	**2004**	2003
Change in non-cash operating working capital:		
Accounts receivable	**$ 2,176,233**	$ 342,855
Prepaids and inventory	**109,205**	588,956
Payable and accruals	**(1,603,801)**	298,914
Postage advances	**(667,861)**	(363,007)
Income taxes payable	**-**	354,515
	$ 13,776	$ 1,222,233

During the year, debt forgiveness of $590,438 has been excluded from change in payables and accruals.

Other items:

Interest paid in cash	**$ 958,891**	$ 995,492
Income tax expense (recovery) paid (received) in cash	**$ -**	$ (330,023)
Interest paid by issuance of common shares	**$ -**	$ 65,043
Debentures paid by issuance of common shares	**$ -**	$ 900,000
Shareholder loans converted to common shares	**$ -**	$ 480,000

14. Commitments

Under the terms of operating leases for premises, including operating costs, and equipment, the Company is obligated to make the following minimum payments:

	Premises	Equipment	Total
2005	$ 485,501	$ 832,899	$ 1,318,400
2006	283,458	3,092,624	3,376,082
2007	207,604	57,274	264,878
2008	207,017	14,976	221,993
2009 and thereafter	51,754	-	51,754
	$ 1,235,334	$ 3,997,773	$ 5,233,107

15. Related party transactions

During the year, the Company had the following transactions with related parties:

a) Paid rent and operating costs in the amount of $382,413 (2003 - $369,964) to a company with common officers, directors and shareholders, of which $44,295 (2003 - $64,907) is included in accounts receivable.

b) Received cash advances during the year totalling $387,828 from a director and a company controlled by a director. These advances were provided to supplement existing operating lines of credit and were non-interest bearing. The balance of $387,828 remained outstanding as at May 31, 2004.

c) The amount due to shareholder of $45,000 (2003 - $45,000) plus interest of $2,500 is due to an employee of the Company.

d) The amount due to affiliates of $75,000 (2003 - $75,000) is due to a company controlled by a director, bearing interest at 8% and maturing in February 2005.

These transactions were measured at the exchange amounts which was the amount of consideration established and agreed upon by the related parties.

16. Financial instruments

a) Fair values

The fair values of the Company's accounts receivable, operating loan, payables and accruals and postage advances approximates their carrying values due to their short-term maturity.

The fair values of the long-term debt approximate their carrying values.

The fair value of the convertible debenture approximates it's carrying value.

b) Credit risk

The Company's maximum credit risk exposure is limited to the carrying value of accounts receivable of $1,696,978 (2003 - $3,873,211).

c) Interest rate risk

The Company is not exposed to interest rate risk as the operating line, convertible debenture and long-term debt bear interest at fixed rates.

17. Contingency

On August 1, 2003, the Company was notified by their legal counsel that a former employee has filed a constructive dismissal suit against the Company. The total claim is in excess of $500,000. Management has indicated the claim is without merit and they have complied with the employment law. The Company has since filed a counter-claim against the same individual and his related business.